TEKELEC
5200 Paramount Parkway
Morrisville, N.C. 27560
Tel. 919.460.5500
Fax 919.460.0877
May 4, 2006
Via EDGAR, Facsimile, and U.S. Mail
Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tekelec
Item 4.02 Form 8-K
Filed February 21, 2006
File No. 000-15135
Dear Ms. Gumbs:
In his letter dated February 23, 2006 (the “February 23 Letter”), Robert S. Littlepage requested additional information about “certain revenue recognition and other financial presentation and disclosure items” that Tekelec (“Tekelec” or the “Company”), reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on February 21, 2006 (the “February 21 Form 8-K”). Specifically, in Item 1 of the February 23 Letter, Mr. Littlepage noted that Tekelec intended to file restated financial statements for each of the first three quarters of 2005 and asked when Tekelec intended to file these restated financial statements with the Commission. In Item 2, Mr. Littlepage requested a more detailed description of the matters discussed in the February 21 Form 8-K, including a discussion of their materiality and the anticipated timing of their resolution.
As you know, Tekelec filed a Form 12b-25 Notification of Late Filing (the “Form 12b-25”) and a Current Report on Form 8-K with the Commission on March 17, 2006 (the “March 17 Form 8-K”), stating that the Company could not file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) with the Commission by the prescribed due date of March 16, 2006 because of its ongoing review and analysis of certain accounting matters. The Form 12b-25, the March 17 Form 8-K, and the February 21 Form 8-K also reported that the Company had determined that it will restate its previously issued financial statements for (i) the year ended December 31, 2003, (ii) the year ended December 31, 2004, and each of the quarters and year-to-date periods therein, and (iii) the nine months ended September 30, 2005 and each of the quarters and year-to-date periods therein.

Ms. Kenya Wright Gumbs
U.S. Securities and Exchange Commission
Re: Tekelec (File No. 000-15135)
May 4, 2006

This letter sets forth the Company’s responses to the comments made by the Commission’s Division of Corporation Finance in the February 23 Letter with respect to the above-referenced filing. We have duplicated the comments set forth in the February 23 Letter and have provided responses to each. We hope that the responses set forth below answer any questions and address any concerns that Mr. Littlepage or you may have.
FORM 8-K filed on February 21, 2006
Item 4.02
COMMENT
1.	We note that you intend to file restated financial statements for each of the first three quarters of 2005. Please tell us when you will file them.
RESPONSE:
On April 20, 2006, Tekelec appeared before a Nasdaq Listing Qualifications Panel (the “Panel”) and informed the Panel that it anticipated filing its 2005 Form 10-K with the Commission no later than May 30, 2006 and filing its March 31, 2006 Form 10-Q no later than June 30, 2006. Given the fact, however, that there are many variables in the restatement process, some of which are outside the Company’s control, the Company requested that the Panel grant it until July 17, 2006 to complete all its filings and become fully compliant with the Nasdaq’s listing requirements. Once the Company has become fully compliant with the Nasdaq’s listing requirements, the Company intends to immediately turn its efforts to completing the amendment of its Forms 10-Q for each of the first three quarters of 2005 (the “Amended 2005 Forms 10-Q”). The Company expects to file these amendments with the Commission within approximately one month from the filing of its Form 10-Q for the quarter ended March 31, 2006.
These anticipated filing dates constitute the Company’s best estimates of when it will be able to file its 2005 Form 10-K, March 31, 2006 Form 10-Q, and Amended 2005 Forms 10-Q, including restated financial statements for the affected quarters for 2005 and 2004. Because the restatement process involves a number of variables outside the Company’s control, including the audit process performed by the Company’s independent registered public accounting firm, the Company’s estimate is subject to change.
COMMENT
2.	We note that you are continuing to evaluate “certain revenue recognition and other financial presentation and disclosure matters,” as well as “reassessing the accounting for certain other errors which management previously determined were not material to its previously reported financial statements.” Please tell us in detail about these matters, their materiality, and the anticipated timing of their resolution.

Ms. Kenya Wright Gumbs
U.S. Securities and Exchange Commission
Re: Tekelec (File No. 000-15135)
May 4, 2006

RESPONSE:
On April 19, 2006, Tekelec filed with the Commission a Current Report on Form 8-K (the “April 19 Form 8-K”), updating the information provided in the February 21 Form 8-K, the Form 12b-25, and the March 17 Form 8-K (collectively, the “Prior Reports”) regarding the restatement and updating shareholders about the Company’s ongoing review and analysis of certain accounting matters. As set forth in the April 19 Form 8-K, there are five categories of errors that the Company expects to address in the restatement of its financial statements:
A.	Classification of Customer Support Costs: As reported in the Prior Reports, the Company incorrectly classified certain customer service costs, resulting in an understatement of cost of goods sold and an equal overstatement of operating expenses. This restatement item, as disclosed in an Exhibit to the February 21 Form 8-K, did not impact previously reported revenues, operating income, net income or earnings per share amounts, nor did it have any impact on the Company’s consolidated balance sheets or consolidated statements of cash flows.

B.	Revenue Recognition related to the Proper Application of Vendor Specific Objective Evidence (“VSOE”) under Statement of Position 97-2 “Software Revenue Recognition” (“SOP 97-2”): The Company had historically concluded that it had VSOE for all elements of its multi-element sales arrangements entered into with customers of the Company’s Network Signaling Group (“NSG”). The Company now believes that it should instead have applied the “residual method” for revenue recognition, which, in some cases, would have deferred revenue recognition on certain elements of the contracts to later periods. Certain of the Company’s other business units also misapplied the residual method, resulting in additional revenue deferrals to later periods. Although the Company has not yet completed its review and analysis of these matters, the Company anticipates that this change will have a material impact, in the range of approximately 10% or less in any given fiscal year, on annual net revenues for the years ended December 31, 2001 to December 31, 2005. Specifically, the Company estimates that approximately $70 million to $90 million of net revenue that was previously recognized during these periods will be deferred at December 31, 2005 and recognized as revenue in later periods. The Company has not yet completed its analysis of the impact of these revenue deferrals on the Company’s gross profit margins for the periods involved.

C.	Accounting for Customer Warranties: In connection with the sale of each product, the Company provides a one-year warranty free of charge. The Company has historically accrued the cost of providing the warranty rather than deferring a portion of the revenue as would generally be required for postcontract customer support (“PCS”) arrangements under SOP 97-2. This historical accounting was based on the belief that the Company met the specific exception for this type of warranty

Ms. Kenya Wright Gumbs
U.S. Securities and Exchange Commission
Re: Tekelec (File No. 000-15135)
May 4, 2006

accounting under paragraph 59 of SOP 97-2. The Company’s current conclusion is that it does not meet this exception because the Company regularly provides limited upgrades and enhancements as a part of the warranty. Accordingly, the revenue allocated to the warranty portion of such sales needs to be deferred and recognized ratably over the life of the warranty. Although the Company has not yet completed its review and analysis of this matter, the Company anticipates that this change will have a material impact, in the range of 5% or less in any given fiscal year, on annual net revenues for the years ended December 31, 2001 to December 31, 2005. Specifically, the Company estimates that approximately $9 million to $12 million of net revenue that was previously recognized during these periods will be deferred at December 31, 2005 and recognized as revenue in later periods.
D.	Revenue Recognition Related to the Proper Accounting for Penalties in Customer Contracts: Historically, the Company deferred revenue when it determined that a penalty associated with product delivery may have been “incurred” based on a probability assessment as to whether the penalty would be asserted. Although the Company’s assessments were generally accurate, the Company now believes that SOP 97-2 requires that all product revenue subject to forfeiture as a result of the penalties be deferred until the customer’s legal right to assert the penalty has expired, independent of the probability that the penalty would be asserted. The Company believes that, as a result of this change, approximately $5 million to $7 million of revenue that was previously recognized from 2001 to 2005, related primarily to NSG sales, must be deferred at December 31, 2005 and recognized in the future period in which the customer’s right to assert the penalty terminates. If these customers assert their rights to these penalties, all or a portion of these deferred revenues may not be recognized. The net impact of the revenue deferral due to the penalty provisions may be less than currently estimated, because some portion of the adjustment may have already been made in connection with the restatement item discussed above in Item B.

E.	Certain Financial Statement Presentation and Disclosure Matters: The Company is also continuing to review certain financial statement presentation matters, including (i) adjustments to net certain deferred tax liabilities and deferred tax assets that were previously reported separately; (ii) adjustments to correct certain prior period purchase accounting entries that resulted in a misclassification between accounts receivable and goodwill; and (iii) adjustments to correct miscellaneous accounting and disclosure items primarily associated with the over and under accrual of certain expenses at various reporting dates.
As reported in the April 19 Form 8-K, the accounting errors outlined in Items B through D above are the result of applying a complex and difficult accounting standard (SOP 97-2) to a complex set of customer contracts and related facts and circumstances. The adjustments to the financial

Ms. Kenya Wright Gumbs
U.S. Securities and Exchange Commission
Re: Tekelec (File No. 000-15135)
May 4, 2006

statements discussed above are estimates only, based on the Company’s best judgment as of the date of this letter, and are subject to change as the Company completes the preparation of its restated financial statements. Moreover, these estimates have not yet been audited by the Company’s independent registered public accounting firm. The Company continues to work diligently and commit substantial resources to complete its review and analysis and to prepare its restated financial statements which, upon completion, will be provided to the Company’s independent registered public accounting firm to perform and complete the audit processes necessary for the filing of the Company’s restated financial statements with the Commission.
If you have any questions about the information contained in this letter, please do not hesitate to call me at 919.460.5500.
Very truly yours,
/s/William H. Everett
William H. Everett
Senior Vice President and Chief Financial Officer, Tekelec

cc: Ronald W. Buckly, Senior Vice President, Corporate Affairs and General Counsel, Tekelec